Issuer Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration No. 333-156346
September 2, 2009

Canada

U.S. $3,000,000,000 2.375% United States Dollar Bonds due 2014

Term Sheet

Issuer:	Canada

Title:	2.375% United States Dollar Bonds due September 10, 2014

Ratings:	AAA/Aaa/AAA (S&P, Moody’s, DBRS)

Format:	SEC Registered

Size:	$3,000,000,000

Trade Date:	September 2, 2009

Settlement Date:	September 10, 2009

Maturity Date:	September 10, 2014

Callable:	No, unless any change in the laws or regulations of Canada that would require the payment by Canada of Additional Amounts on the Bonds, as more fully described in the Preliminary Prospectus Supplement.

Interest Payment Dates:	March 10 and September 10

First Interest Payment Date:	March 10, 2010

Benchmark Treasury:	UST 2.375% due August 31, 2014

Benchmark Treasury Price and Yield:	100-16.75, 2.263%

Spread to Benchmark Treasury:	UST + 23.5 bps

Yield to Maturity:	2.498%

Coupon:	2.375%

Price:	99.425%

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Luxembourg Euro MTF Market

Status:	The bonds will constitute direct unconditional obligations of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Business Days:	New York, London, Toronto

Representatives:	Banc of America Securities LLC BNP Paribas Securities Corp. J.P. Morgan Securities Ltd. RBC Capital Markets Corporation

Co-managers:	Bank of Montreal, London Branch Casgrain & Company (USA) Limited CIBC World Markets Corp. Desjardins Securities International Inc.

Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Laurentian Bank Securities Inc. National Bank Financial Inc. Scotia Capital (USA) Inc. The Toronto-Dominion Bank

Billing and Delivering:	Banc of America Securities LLC

CUSIP:	135087 ZA5

ISIN:	US135087ZA58

Reference Document:	Prospectus Supplement subject to completion, dated September 1, 2009; Prospectus dated December 24, 2008

http://www.sec.gov/Archives/edgar/data/230098/000095012309040166/m56826e424b2.htm

Legends:	A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 for Banc of America Securities LLC, 1-800-854-5674 for BNP Paribas Securities Corp., 1-866-430-0686 for J.P. Morgan and 1-866-375-6829 for RBC Capital Markets Corporation. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.